UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 16, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Radius Health, Inc.

File No. 333-179397 - CF# 28895

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Radius Health, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 6, 2012, as amended on September 28, 2012.

Based on representations by Radius Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.35	through June 19, 2013
Exhibit 10.36	through June 19, 2013
Exhibit 10.41	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel